HOGAN & HARTSON
L.L.P.


03050397

8300 GREENSBORO DRIVE, SUITE 1100
McLEAN, VIRGINIA 22102
TEL (703) 610-6100
FAX (703) 610-6200
WWW.HHLAW.COM

March 27, 2003

BY HAND

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549

Re: Companhia Siderúrgica Belgo-Mineira: Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Commission File No. 82-3771

Ladies and Gentlemen:

On behalf of our client, Companhia Siderúrgica Belgo-Mineira (the "Company"), we are furnishing one copy of the following document in English translation to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act:

Relevant Fact dated March 26, 2003

The enclosed document is furnished under paragraph (1) of Rule 12g3-2(b) on the understanding that the document will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Similarly, neither this letter nor the furnishing of the enclosed document shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions regarding this information, please contact the undersigned at (703) 610-6174.

dlw 5/12

Please acknowledge receipt of this letter and its enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,



Richard J. Parrino

Enclosure

cc: Companhia Siderúrgica Belgo-Mineira



COMPANHIA SIDERÚRGICA BELGO-MINEIRA
Listed Company
CNPJ nº 24.315.012/0001-73

RELEVANT FACT

We hereby announce that our associated company in Argentina, ACINDAR – INDÚSTRIA ARGENTINA DE ACEROS S.A. has presented a debt restructuring proposal to the Creditors Committee. The Creditors Committee decided that this proposal includes the elements required to underpin the successful financial restructuring of ACINDAR. This proposal would be implemented through an Extrajudicial Preventive Agreement. Through this Argentine procedure, once the Agreement has been ratified by the Courts, it is binding on all no-privilege creditors of the debtor, regardless of their adherence.

Prior to this, ACINDAR will assign US$ 20 million to financing an offer to purchase credits in dollars and bonds, at a discount.

The ACINDAR proposal offers a single payment to the holders of debts transposed into Argentine pesos that will cancel the principal amount of the respective credits with the discount, in addition to monetary restatement and interest. Dollar credits will be swapped for new credit papers (Senior Notes) in the amount of the debt in foreign currency, for payment in nine annual equal installments maturing from 2003 through 2011, with interest at 4% p.a. during the first two years (2003 and 2004) and Libor plus a variable spread for the remaining years, starting at 2% in 2005, rising to 2.5% in 2006, and reaching 3% for the remaining years.

BELGO feels that this proposal is compatible with the situation of ACINDAR after its broad-ranging reorganization and the devaluation of the Argentine peso, allowing the Company to recover its competitive edge on the international market while operating at full capacity.

Underpinning the feasibility of this Agreement as required for its ratification, BELGO will provide financial backing through the following measures:

- Guaranteed repayment of the Senior Notes to be issued by ACINDAR, up to US$ 48 million;
- Swapping credits worth some US$ 25 million for Tradable Convertible Bonds (ONCs – *Obligaciones Negociables Convertibles)*, which are Argentine papers similar to stock-convertible debentures in Brazil. Maturing in 2012, they may be converted into ACINDAR shares, with annual interest of (i) 3% cash, and (ii) 3% p.a. in new papers of the same type, calculated on the dollar value of the papers; and
- Additional financing of up to US$ 30 million, assigned to these same Tradable Convertible Bonds (ONCs) and/or channeled directly to settling international credits, with BELGO subsequently receiving these ONCs.

Subscriptions to these Tradable Convertible Bonds (ONCs) are subject to the right of preference of the other ACINDAR Shareholders.

Belo Horizonte, March 26th, 2003

Marcos Piana de Faria
Finance and Investor Relations Director